UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 11, 2023

ARES ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39972	98-1538872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor
New York, New York 10167
(Address of Principal Executive Offices) (Zip Code)

(310) 201-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

First Amendment to Business Combination Agreement

On June 11, 2023, Ares Acquisition Corporation, a Cayman Islands exempted company (which intends to domesticate as a Delaware corporation prior to the closing of the Business Combination) (“AAC”), and X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”), entered into the First Amendment to the Business Combination Agreement (the “First Amendment to the BCA”), which amends the previously announced Business Combination Agreement, dated as of December 5, 2022 (as amended by the First Amendment to the BCA, the “Business Combination Agreement”), by and among AAC, X-energy and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, certain other parties thereto. The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

Pursuant to the First Amendment to the BCA, AAC and X-energy have agreed to, among other things, amend: (a) the definition of “Base Purchase Price” to decrease the pre-transaction equity value given to X-energy from $2,075,000,000 (such amount being equal to the sum of (i) an initial amount equal to $2,000,000,000, plus (ii) the aggregate $75,000,000 actually funded to X-energy in connection with any Permitted Financing prior to January 15, 2023) to $1,800,000,000; and (b) the earnout provisions applicable to the X-energy members (each, a “Member” and collectively, the “Members”) to (i) increase the number of unvested earn out units (“Earn Out Units”) granted to the Members from 25,000,000 to 52,500,000; and (ii) increase the volume-weighted average per share price threshold at which 50% of the Earn Out Units would vest to the Members from $15.00 to $17.50.

The foregoing description of the First Amendment to the BCA does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment to the BCA, a copy of which is included as Exhibit 2.1, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

First Amendment to Sponsor Support Agreement

On June 11, 2023, AAC, X-energy, Ares Acquisition Holdings LP, a Cayman Islands exempted limited partnership (the “Sponsor”), and each of AAC’s independent directors (the “AAC Independent Directors,” collectively with the Sponsor, the “Purchaser Support Parties”), entered into the First Amendment to the Sponsor Support Agreement (the “First Amendment to the Sponsor Support Agreement”), which amends the previously announced Sponsor Support Agreement, dated as of December 5, 2022 (as amended by the First Amendment to the Sponsor Support Agreement, the “Sponsor Support Agreement”).

Pursuant to the First Amendment to the Sponsor Support Agreement, AAC, X-energy and the Purchaser Support Parties have agreed to, among other things: (a) increase the earn out percentage from 50% to 63.25% for each of the (i) shares of Class A common stock of AAC, following the domestication (the “Domestication”) of AAC as a corporation incorporated under the laws of the State of Delaware (the “Domesticated AAC Class A Common Stock”); and (ii) warrants to acquire one share of Domesticated AAC Class A Common Stock, in each case, retained by the Purchaser Support Parties; and (b) amend the calculation for determining the number of each Purchaser Support Party’s respective pro rata share of the Class B ordinary shares of AAC, par value $0.0001 per share, and the warrants of AAC that will be surrendered to AAC for cancellation immediately prior to the Domestication to provide that any amounts funded to X-energy or AAC in connection with, or committed to be funded to X-energy or AAC as of, the consummation of the Business Combination in exchange for Equity Securities of X-energy or AAC (including the PIPE Investment) will be included in the numerator and denominator of the definition of “Sponsor Retention Multiplier.” The First Amendment to the Sponsor Support Agreement also provides that the Sponsor Retention Multiplier may be recalculated under certain circumstances if any amounts committed as of the consummation of the Business Combination are not subsequently funded. In such event, a corresponding portion of the Sponsor Retained Shares and Sponsor Retained Warrants may be subject to forfeiture following the consummation of the Business Combination.

The foregoing description of the First Amendment to the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment to the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

First Amendment to Commitment Letter

On June 11, 2023, AAC, X-energy and AAC Holdings II LP, a Delaware partnership (the “Investor”), and an affiliated vehicle of Ares Management Corporation, a Delaware corporation, entered into the First Amendment to the Commitment Letter (the “First Amendment to the Commitment Letter”), which amends the previously announced commitment letter, dated as of December 5, 2022 (as amended by the First Amendment to the Commitment Letter, the “Commitment Letter”), pursuant to which the Investor has committed to purchase in a private placement, to close immediately prior to the closing of the Business Combination, 45,000 shares of Series A preferred stock of AAC for a purchase price of $1,000.00 per share, resulting in gross proceeds to AAC of $45,000,000 (the “PIPE Commitment”), as such amounts may be reduced pursuant to the terms of the Commitment Letter.

Pursuant to the First Amendment to the Commitment Letter, AAC, X-energy and the Investor have agreed to, among other things, amend the Commitment Letter such that if: (a) AAC enters into subscription or similar agreements with one or more unaffiliated third-party investors (the “Other Investors”) pursuant to which the Other Investors agree to purchase Domesticated AAC Class A Common Stock from AAC, shares of one or more series of preferred stock, or convertible debt securities or any other security convertible into or exchangeable or exercisable for equity securities AAC (such securities, the “Alternative Securities”) substantially concurrently with the closing of the Business Combination and (b) such Other Investors are solely comprised of Persons that have also entered into, or are contemplated to enter into, commercial arrangements with X-energy or AAC, then the Investor will have the right, but not the obligation, to enter into a subscription or similar agreement on the same terms and conditions as the Other Investors to purchase Alternative Securities having an aggregate purchase price of $45,000,000 (as such amounts may be reduced pursuant to the terms of the Commitment Letter) (the “Alternative Securities Subscription Agreement”). If the Investor elects not to enter into the Alternative Securities Subscription Agreement pursuant to the foregoing, then the obligations of the Investor under the PIPE Commitment shall continue in full force and effect.

The foregoing description of the First Amendment to the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment to the Commitment Letter, a copy of which is included as Exhibit 10.2, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Item 7.01.	Regulation FD Disclosure.

On June 12, 2023, AAC and X-energy issued a joint press release announcing their entry into the First Amendment to the BCA. The press release is furnished as Exhibit 99.1 and incorporated by reference into this Item 7.01.

Furnished herewith as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation dated June 12, 2023 (the “Investor Presentation”), which will be used by AAC, from time to time, with respect to the previously announced Business Combination involving AAC and X-energy. The information contained in the Investor Presentation is illustrative summary information that should be considered in the context of AAC’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and other public announcements that AAC may make by press release or otherwise from time to time.

The information referenced under Item 7.01 (including Exhibits 99.1 and 99.2 referenced in Item 9.01 below) of this Current Report on Form 8-K is being “furnished” under “Item 7.01. Regulation FD Disclosure” and, as such, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information set forth in this Current Report on Form 8-K (including Exhibits 99.1 and 99.2 referenced in Item 9.01 below) shall not be incorporated by reference into any registration statement, report or other document filed by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the Business Combination with X-energy, AAC filed a registration statement on Form S-4 on January 25, 2023, as amended by Amendment No. 1 thereto, filed on March 24, 2023 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	First Amendment to Business Combination Agreement, dated as of June 11, 2023, by and among Ares Acquisition Corporation and X-Energy Reactor Company, LLC.

10.1	First Amendment to Sponsor Support Agreement, dated as of June 11, 2023, by and among Ares Acquisition Corporation, X-Energy Reactor Company, LLC, Ares Acquisition Holdings LP, Stephen Davis, Kathryn Marinello and Felicia Thornton.

10.2	First Amendment to Commitment Letter, dated as of June 11, 2023, by and among AAC Holdings II, LP, Ares Acquisition Corporation and X-Energy Reactor Company, LLC.

99.1	Press Release, dated June 12, 2023

99.2	Investor Presentation, dated June 12, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES ACQUISITION CORPORATION

Dated: June 12, 2023

	By:	/s/ David B. Kaplan
	Name:	David B. Kaplan
	Title:	Chief Executive Officer and Co-Chairman

Exhibit 2.1

Execution Version

FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT (this “Amendment”), dated as of June 11, 2023 to the Business Combination Agreement, dated as of December 5, 2022 (the “Agreement”), by and among Ares Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser”), X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company (collectively, the “Additional Parties”), is entered into by and between the Purchaser and the Company. The Purchaser and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, the Purchaser, the Company and the Additional Parties entered into the Agreement on December 5, 2022;

WHEREAS, Section 9.10 of the Agreement provides that the Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser (which in the case of the Purchaser, shall require the approval of the Special Committee), the Company and, solely with respect to any amendment, supplement or modification of Section 1.01(f) of the Agreement or any provision of Article IX of the Agreement, the Additional Parties;

WHEREAS, the Parties wish to make certain amendments to the Agreement, which do not amend, supplement or modify Section 1.10(f) or Article IX of the Agreement, as set forth in this Amendment;

WHEREAS, as a condition and inducement to the Company’s and the Purchaser’s willingness to enter into this Amendment, simultaneously with the execution and delivery of this Amendment, the Parties and AAC Holdings II LP, a Delaware limited partnership (“AAC Holdings II”), have executed and delivered an amendment to the Commitment Letter, dated as of December 5, 2022 (the “Amended Commitment Letter”), by and among AAC Holdings II, the Purchaser and the Company;

WHEREAS, as a condition and inducement to the Company’s and the Purchaser’s willingness to enter into this Amendment, simultaneously with the execution and delivery of this Amendment, the Parties have executed and delivered an amendment to the Sponsor Support Agreement, dated as of December 5, 2022 (the “Amended Sponsor Support Agreement”), by and among the Purchaser, the Company and the Persons set forth on Schedule I to the Amended Sponsor Support Agreement;

WHEREAS, the board of directors of the Purchaser and the Special Committee have: (a) determined that it is advisable and in the best interests of the Purchaser and the Purchaser Shareholders for the Purchaser to enter into this Amendment; (b) authorized and approved the execution and delivery of this Amendment and the transactions contemplated by this Amendment on the terms and subject to the conditions of this Amendment and (c) reaffirmed their respective recommendations of the approval of the Agreement, as amended by this Amendment, and the transactions contemplated by the Agreement to the shareholders of the Purchaser;

WHEREAS, the board of directors of the Company has: (a) determined that it is advisable and in the best interests of the Company and the members of the Company to enter into this Amendment and (b) authorized and approved the execution and delivery of this Amendment and the transactions contemplated by this Amendment on the terms and subject to the conditions of this Amendment; and

WHEREAS, concurrently with the execution of this Amendment, the Company has delivered to Purchaser the irrevocable affirmative written consent of the Requisite Members, in the form attached as Exhibit A, adopting and approving this Amendment pursuant to the terms and in accordance with and satisfaction of the conditions of the Company’s Organizational Documents and applicable Law.

NOW THEREFORE, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used but not defined in this Amendment have the meanings given to them in the Agreement.

Section 1.2 Amendments.

(a) Sections 3.01(a)(i) and (a)(ii) of the Agreement are amended to replace the figure “12,500,000” in each such clause with “26,250,000”.

(b) Section 3.01(f)(ii) of the Agreement is amended to replace “$15.00” with “$17.50”.

(c) The defined term “Base Purchase Price” in Article X of the Agreement is amended and restated in its entirety to read as follows:

“Base Purchase Price” means an amount equal to $1,800,000,000.

(d) The defined term “Triggering Event II” in Article X of the Agreement is amended to replace “$15.00” with “$17.50”.

(e) The defined term “Unvested Earn Out Shares” in Article X of the Agreement is amended and restated in its entirety to read as follows:

“Unvested Earn Out Shares” means shares of Domesticated Purchaser Class A Common Stock issued to Management LLC pursuant to the Contribution Agreement in accordance with Section 1.01(f) that will, following issuance, be subject to vesting and potential forfeiture on the same terms as the Sponsor Earn Out Securities, except that the Triggering Events applicable to the Unvested Earn Out Shares shall be the Triggering Events set forth in this Agreement.

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(f) The defined term “Vesting Event II” in Article I of Exhibit C (Company Fifth A&R Operating Agreement) to the Agreement is amended to replace “$15.00” with “$17.50”.

(g) Section 3.02(f)(ii) of Exhibit C (Company Fifth A&R Operating Agreement) to the Agreement is amended to replace “$15.00” with “$17.50”.

Section 1.3 No Other Amendments. All other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to in the Agreement. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended by this Amendment, to “Signing Date”, “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to December 5, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to June 11, 2023.

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party and the Additional Parties shall be bound by this Amendment. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions of Section 9.02 (Notices), Section 9.03 (Binding Effect; Assignment), Section 9.04 (Third Parties), Section 9.05 (Governing Law), Section 9.06 (Jurisdiction), Section 9.07 (WAIVER OF JURY TRIAL), Section 9.08 (Specific Performance), Section 9.09 (Severability), Section 9.10 (Amendment; Waiver), Section 9.12 (Interpretation), Section 9.13 (Counterparts), Section 9.15 (Waiver of Claims Against Trust) and Section 9.16 (Non-Recourse) of the Agreement are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

Section 1.7 Further Assurances. The Parties shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Amendment and applicable Laws to consummate the Transactions as soon as reasonably practicable.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PURCHASER:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name: David B. Kaplan
Its:	Chief Executive Officer

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name: J. Clay Sell
Its:	Chief Executive Officer

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

Exhibit 10.1

Execution Version

FIRST AMENDMENT TO SPONSOR SUPPORT AGREEMENT

This FIRST AMENDMENT (this “Amendment”), dated as of June 11, 2023 to the Sponsor Support Agreement, dated as of December 5, 2022 (the “Agreement”), by and among Ares Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser”), the Persons set forth on Schedule I to the Agreement (the “Purchaser Support Parties”) and X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), is entered into by and among the Purchaser, the Purchaser Support Parties and the Company. The Purchaser, the Purchaser Support Parties and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, the Purchaser, the Company and the Purchaser Support Parties entered into the Agreement on December 5, 2022;

WHEREAS, Section 3.7 of the Agreement provides that the Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Parties; and

WHEREAS, the Parties wish to make certain amendments to the Agreement as set forth in this Amendment.

NOW THEREFORE, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used but not defined in this Amendment have the meanings given to them in the Agreement.

Section 1.2 Amendments.

(a) Section 1.13 of the Agreement is amended to add the following provision as Section 1.13(i):

Where a portion of an Investment Amount was included in the calculation of the Sponsor Retention Multiplier pursuant to Section 1.14 and was not actually funded to the Company or the Purchaser as of the consummation of the Business Combination (each such portion, an “Unfunded Investment Amount”), the following provisions shall apply:

i. During the Unfunded Commitment Lock-Up Period, except with respect to Permitted Transfers or Transfers made with the prior written consent of the Company, each Purchaser Support Party shall be prohibited from Transferring its Unfunded Lock-Up Amount.

ii. If, from time to time, any portion of an Unfunded Investment Amount is funded, then the Unfunded Lock-Up Amount shall be recalculated to include the subsequently funded portion of such Unfunded Investment Amount as an Investment Amount for purposes of this Section 1.13(i).

iii. If, from time to time, an Unfunded Commitment Lock-Up Period expires or terminates as a result of the valid termination of the agreement giving rise to the applicable Unfunded Investment Amount in accordance with Section 1.14(j), then: (x) the Sponsor Retention Multiplier shall be recalculated to exclude the then-unfunded portion of such Unfunded Lock-Up Amount as an Investment Amount for purposes of Section 1.14(e)(a)(ii) and Section 1.14(e)(b)(ii); (y) the number of Sponsor Retained Shares and the number of Sponsor Retained Warrants shall be adjusted based on the recalculated Sponsor Retention Multiplier; and (z) each Purchaser Support Party will surrender to the Purchaser for cancellation and no consideration such Purchaser Support Party’s Pro Rata Share of the number of Sponsor Retained Shares and Sponsor Retained Warrants that should have been, but were not, surrendered to the Purchaser pursuant to Section 1.11. The percentage of each Purchaser Support Party’s Pro Rata Share of the additionally surrendered Sponsor Retained Shares and Sponsor Retained Warrants that constitute Sponsor Earn Out Securities shall be 63.25%.

iv. Each of the Purchaser and the Company shall use its reasonable best efforts to take, or to cause to be taken, all actions required or necessary, or that it otherwise deems to be proper or advisable, to enforce the terms of any funding commitment prior to the consummation of the Business Combination and during any Unfunded Commitment Lock-Up Period, including using its reasonable best efforts to enforce its rights, as applicable, under the definitive agreements with respect to any such funding commitments to cause the applicable counterparties, as applicable, to pay to (or as directed by) the Purchaser or the Company the applicable purchase price with respect to any such funding commitments in accordance with its terms. The restrictions on Transfer contained in this Section 1.13(i) are in addition to, and do not modify or otherwise affect, the restrictions on Transfer set forth in the Sponsor Lock-Up Agreement.

(b) Section 1.14(d) of the Agreement is amended and restated in its entirety to read as follows:

“Sponsor Earn Out Securities” means 63.25% of the Sponsor Retained Shares and 63.25% of the Sponsor Retained Warrants.

(c) Section 1.14(e) of the Agreement is amended to replace clause (a)(ii) with the following:

any amounts actually received by the Company or the Purchaser in connection with, or committed to be funded to the Company or the Purchaser as of, the consummation of the Business Combination in exchange for Equity Securities of the Purchaser or the Company (including the PIPE Investment) (collectively, “Investment Amounts”),

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(d) Section 1.14(e) of the Agreement is amended to replace clause (b)(ii) with the following:

any Investment Amounts,

(e) Section 1.14 of the Agreement is amended to add the following defined terms as Sections 1.14(i)-(k):

(i) “Triggering Event II” shall occur if, within the Earn Out Period, the Common Share Price of the Domesticated Purchaser Class A Common Stock is greater than or equal to $15.00 per share.

(j) “Unfunded Commitment Lock-Up Period” means the period commencing on the date of the consummation of the Business Combination and ending on the earliest to occur of (i) the funding in full of such Unfunded Investment Amount to the Company or the Purchaser and (ii) the valid termination of the agreement giving rise to such Unfunded Investment Amount. If the termination of such agreement is effected at the election of or with the consent of the Company or the Purchaser, then such termination shall require the approval of the board of directors of the Purchaser.

(k) “Unfunded Lock-Up Amount” means a number of a Purchaser Support Party’s Sponsor Retained Shares and a number of a Purchaser Support Party’s Sponsor Retained Warrants, in each case, determined by multiplying (x) the aggregate number of such type of Subject Securities owned by the Purchaser Support Party immediately following the Sponsor Share Conversion and the Domestication, by (y) the difference between (A) the Sponsor Retention Multiplier as of the consummation of the Business Combination, calculated to include any Unfunded Investment Amount as an Investment Amount for purposes of Section 1.14(e)(a)(ii) and Section 1.14(e)(b)(ii), minus (B) the Sponsor Retention Multiplier as of the consummation of the Business Combination, calculated to exclude any Unfunded Investment Amount as an Investment Amount for purposes of Section 1.14(e)(a)(ii) and Section 1.14(e)(b)(ii).

Section 1.3 No Other Amendments. All other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to in the Agreement. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended by this Amendment, to “Effective Date”, “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to December 5, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to June 11, 2023.

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Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party shall be bound by this Amendment. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions of Section 3.2 (No Recourse), Section 3.3 (Fiduciary Duties), Section 3.4 (Assignment), Section 3.5 (Specific Performance), Section 3.6 (Jurisdiction), Section 3.7 (Amendment), Section 3.8 (Miscellaneous), Section 3.9 (Liability) and Section 3.10 (Disclosure) of the Agreement are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PURCHASER:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Its:	Chief Executive Officer

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name:	J. Clay Sell
Its:	Chief Executive Officer

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

PURCHASER SUPPORT PARTIES:

ARES ACQUISITION HOLDINGS LP

By:	/s/ Anton Feingold
Name:	Anton Feingold
Its:	Secretary

By:	/s/ Stephen Davis
Name:	Stephen Davis

By:	/s/ Kathryn Marinello
Name:	Kathryn Marinello

By:	/s/ Felicia Thornton
Name:	Felicia Thornton

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

Exhibit 10.2

Execution Version

FIRST AMENDMENT TO COMMITMENT LETTER

This FIRST AMENDMENT (this “Amendment”), dated as of June 11, 2023 to the Commitment Letter, dated as of December 5, 2022 (the “Commitment Letter”), by and among AAC Holdings II LP, a Delaware limited partnership (the “Investor”), Ares Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser”), and X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), is entered into by and among the Investor, the Purchaser and the Company. The Investor, the Purchaser and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, the Investor, the Purchaser and the Company entered into the Commitment Letter on December 5, 2022;

WHEREAS, Section 7 of the Commitment Letter provides that the Commitment Letter may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company and the Investor; and

WHEREAS, the Parties wish to make certain amendments to the Commitment Letter as set forth in this Amendment.

NOW THEREFORE, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used but not defined in this Amendment have the meanings given to them in the Commitment Letter.

Section 1.2 Amendments.

(a) Section 1(b) of the Commitment Letter is amended to add the following language after the last sentence of Section 1(b):

Notwithstanding the foregoing, if the Other Investors are solely comprised of Persons that have also entered into or are contemplated to enter into commercial arrangements with the Company or SPAC, then the Investor shall have the right, but not the obligation, to enter into such Alternative Securities Subscription Agreements on the terms otherwise set forth in this Section 1(b). If the Investor elects not to enter into such Alternative Securities Subscription Agreements pursuant to the foregoing, then the terms of Section 1(a) shall continue in full force and effect.

Section 1.3 No Other Amendments. All other provisions of the Commitment Letter shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Commitment Letter or any of the documents referred to in the Commitment Letter. This Amendment forms an integral and inseparable part of the Commitment Letter.

Section 1.4 References. Each reference to “this Commitment Letter,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Commitment Letter shall, effective from the date of this Amendment, refer to the Commitment Letter as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Commitment Letter and references in the Commitment Letter, as amended by this Amendment, to “the date hereof,” “the date of this Letter” and other similar references shall in all instances continue to refer to December 5, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to June 11, 2023.

Section 1.5 Effect of Amendment. This Amendment shall form a part of the Commitment Letter for all purposes, and each Party shall be bound by this Amendment. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions of Section 4 (Confidentiality), Section 5 (Enforcement), Section 7 (Amendment; Waiver), Section 9 (Parties in Interest; Third-Party Beneficiaries), Section 10 (Governing Law; Submission to Jurisdiction; Waiver of Jury Trial), Section 11 (Notices), Section 12 (No Assignment), Section 13 (Counterparts), Section 14 (Severability), Section 15 (Specific Performance), Section 17 (No Recourse), Section 18 (Waiver of Claims Against Trust), Section 20 (No Fiduciary Relationship) and Section 21 (Miscellaneous) of the Commitment Letter are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

2

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

INVESTOR:

AAC HOLDINGS II LP

By:	/s/ Anton Feingold
Name:	Anton Feingold
Its:	Assistant Secretary

[Signature Page to Amendment No. 1 to the Commitment Letter]

PURCHASER:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Its:	Chief Executive Officer

[Signature Page to Amendment No. 1 to the Commitment Letter]

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name:	J. Clay Sell
Its:	Chief Executive Officer

[Signature Page to Amendment No. 1 to the Commitment Letter]

Exhibit 99.1

FOR IMMEDIATE RELEASE

X-energy and Ares Acquisition Corporation Announce Strategic Update to Business Combination Terms to Reinforce Long-Term Value Creation Opportunity and Alignment with Shareholders

Updated Terms Establish More Attractive Investment Entry Point for Shareholders

Companies Reaffirm Commitment to Complete Transaction

X-energy Completes Key Milestones for Advanced Nuclear Reactor and Provides Updates to Project Cost Estimates

ROCKVILLE, Maryland. and NEW YORK – June 12, 2023 – X-Energy Reactor Company, LLC (“X-energy” or the “Company”), a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation, and Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company, announced today a strategic update to their previously announced business combination agreement that revises the valuation of the transaction. Under the amended terms, X-energy’s pre-money equity value has been revised to $1.8 billion from approximately $2.1 billion. By establishing a more attractive entry point for investors, X-energy and AAC believe the revised valuation reinforces the long-term value creation opportunity for, and the companies’ alignment with, shareholders.

X-energy also announced the completion of key engineering and design milestones as its Xe-100 advanced small modular nuclear reactor (“SMR”) has progressed from basic design to the Final Design Readiness Review phase. Reaching this phase demonstrates the substantial progress the Company has made to develop and eventually deploy an innovative advanced nuclear facility through the U.S. Department of Energy’s (“DOE”) Advanced Reactor Demonstration Program (“ARDP”) to provide clean, safe, zero-carbon energy for a broad range of uses and applications that meet customers’ unique needs.

X-energy has invested significant engineering hours in developing its technology, including approximately 800,000 hours in its Xe-100 design, 250,000 hours in its TRISO-X nuclear fuel design, and 117,000 hours in pre-application engagements, reviews, and interactions with the U.S. Nuclear Regulatory Commission (“NRC”) in preparation for the submission of the ARDP project Construction Permit application to the NRC. As a result, key Xe-100 subsystems are now significantly more defined and developed, and X-energy’s manufacturing, construction, and supply chain partners are deeply integrated with the Company to provide input on detailed design, constructability, and associated costs.

The Company completed its most recent review of design processes and related costs on March 31, 2023. As a result, X-energy updated its cost estimates to complete the full ARDP scope to a total of between $4.75 and $5.75 billion. This scope includes the design and licensing of the Xe-100 standard plant, the design, licensing, and construction of the TRISO-X commercial fuel fabrication facility, and the construction of a four-unit Xe-100 facility at the Dow Inc. (“Dow”) UCC Seadrift Operations site (the “Seadrift site”) in Texas. Approximately 15% to 17.5% of the total ARDP project costs are assumed to be paid by X-energy. The Company’s updated program cost estimate reflects, among other factors, inflationary pressures for construction materials, higher-than-expected labor costs, increasing interest rates, supply chain constraints for equipment, and maturation in the design of the Xe-100, as well as a shift in program scope from an electric-generation-only plant to a combined steam and power project at the Seadrift site that results in an extension of some program elements to 2030.

This range of estimated costs does not account for any site-specific cost adjustments related to the Seadrift site, which was announced as the location of the Xe-100 facility after this estimate was prepared, or Dow’s engagement in the ARDP project, which in large part began after this estimate was prepared. Dow and X-energy believe that both of those factors could ultimately lead to a reduction in costs and intend to work collaboratively to reduce costs where possible.

“Together with our customers and partners, we are steadfast in our commitment to deliver and scale our technology at costs competitive to more conventional or carbon-intensive energy production methods,” said J. Clay Sell, Chief Executive Officer of X-energy. “Meeting critical engineering and design milestones has given us detailed insight into the impact of external market conditions on our cost profile. We believe our revised valuation provides a compelling opportunity for investors seeking to build long-term value around providing clean, safe, zero-carbon energy to a wide range of customers and applications. We are confident that our progress in developing the advanced nuclear supply chain will put X-energy in a strong position to build capacity and scale for future projects.”

“We reaffirm our support of this business combination and our conviction that X-energy is poised to be a differentiated leader in the global clean energy market,” said David Kaplan, Co-Chairman and Chief Executive Officer of AAC and Co-Founder, Director and Partner of Ares Management Corporation. “Following the recent work of our teams, we believe this amended business combination agreement appropriately recalibrates the valuation and reflects our alignment with our shareholders and the opportunity to create attractive, long-term value. With X-energy’s proprietary technology and competitive advantages in combination with its strategic relationships with Dow and OPG, we believe X-energy is well-positioned to meet the rapidly growing global demand for reliable, affordable energy.”

Transaction Details

In December 2022, X-energy entered into a definitive business combination agreement with AAC. Upon the closing of the transaction, which is expected to be completed in summer 2023, the combined company will be named X-Energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement (as defined below) being declared effective by the Securities and Exchange Commission (the “SEC”), and other customary closing conditions.

As previously announced, existing X-energy equity holders will roll 100% of their equity interests into the combined company. Institutional and strategic investors have invested or committed up to $148 million in financing, which combined with approximately $485 million of cash held in AAC’s trust account as of March 31, 2023, assuming no redemptions by AAC shareholders, will result in $515 million of cash to the combined company balance sheet, after fees. Immediately following the consummation of the transaction and assuming none of AAC’s existing shareholders exercise their redemption rights, X-energy’s existing equity holders are expected to hold approximately 72% of the issued and outstanding shares of common stock of the combined company.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC filed a registration statement on Form S-4 on January 25, 2023, as amended by Amendment No. 1 thereto, filed on March 24, 2023 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates, expectations with regards to X-energy’s partnership with Dow and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

media@aresmgmt.com

Exhibit 99.2 Clean • Safe • Secure • Affordable © 2023 X-Energy Reactor Company, LLC, all rights reserved 1 1 © 2023 X-Energy Reactor Company, LLC, all rights reserved

Disclaimer This presentation (the “presentation”) is being delivered to you by X-Energy Reactor Company, LLC (“X-energy”) and Ares Acquisition Corporation (“AAC”) to assist interested parties in making their own evaluation with respect to a potential business combination of X-energy and AAC and related transactions (the “proposed business combination”). This presentation is provided for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in the post-business combination company. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of X-energy and AAC, is prohibited. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This presentation and the information contained herein constitutes confidential information, is intended for the recipient hereof only, and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute in whole or in part without the prior written consent of AAC and X-energy. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the proposed business combination. Viewers of this presentation should make their own evaluation of the proposed business combination and of the relevance and adequacy of the information and should make other investigations as they deem necessary. This presentation is not intended to form the basis of any investment decision by any potential investor and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by X-energy, AAC or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. X-energy and AAC disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. X-energy’s, AAC’s and the post-business combination company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, X-energy’s and AAC’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, rising costs, the ability of the post-business combination company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the any proposed business combination or related transactions; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy or the post-business combination company may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad in a timely way, or at all; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy's ability to maintain continued funding and obtain increased funding, as needed, under the Advanced Reactor Development Program ( ARDP ); (16) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (17) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (18) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or the post-business combination company with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the proposed business combination, when they become available, and the other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict in Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations. Use of Forecasts This presentation contains financial forecasts or forecasts with respect to X-energy’s forecasted financial results. Neither X-energy’s nor AAC’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the forecasts for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These forecasts should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties including with respect to costs and project timelines, that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of future performance of X-energy and actual results may differ materially from those presented in the prospective financial information including, especially, if the estimates and assumptions underlying the forecasts change significantly. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All forecasts and estimates included in this presentation are approximations. Financial Information; Non-GAAP Financial Measures The financial metrics disclosed in this presentation have been prepared on a cash basis. Financial information related to X-energy’s performance and results of operations are based on the information available to X-energy at this time, and are subject to change. These results should not be viewed as a substitute for X-energy’s condensed consolidated financial statements prepared in accordance with GAAP that have been audited and reviewed by X-energy’s independent auditors. Accordingly, you should not place undue reliance on these results and key operating metrics. Valuations are as of the dates provided herein and do not take into account subsequent events, including the ongoing impact of COVID-19, the conflicts in Russia and Ukraine, and rising inflation and interest rates, which can be expected to have an adverse effect on certain entities identified or contemplated herein. Additional Information and Where to Find It This presentation is being made in respect of the proposed business combination. AAC has filed a registration statement on Form S-4 with the SEC (as amended from time to time) (File No. 333-269400), which includes a proxy statement and a prospectus of AAC, and each party will file other documents with the SEC regarding the proposed business combination. A definitive proxy statement/prospectus will also be sent to AAC’s shareholders, seeking any required shareholder approval, once ready. Before making any voting or investment decision, investors and security holders of AAC and potential investors in the post-business combination company’s are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by AAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC at www.aresacquisitioncorporation.com. Alternatively, these documents, when available, can be obtained free of charge from AAC upon written request to Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167, Attn: Secretary, or by calling 212 750 7300. Participants in Solicitation AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed business combination. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed business combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section. Industry and Market Data In this presentation, X-energy and AAC rely on and refer to certain information and statistics regarding the markets and industries in which X-energy competes. Such information and statistics are based on X-energy’s management’s estimates and/or obtained from third party sources, including reports by market research firms and company filings. While X-energy and AAC believe such third party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. X-energy and AAC have not independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and X-energy’s and AAC’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but X-energy, AAC and their affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. © 2023 X-Energy Reactor Company, LLC, all rights reserved 2

Ares is a Compelling SPAC Partner for X-energy

Leading Partnership with Ares Acquisition Corporation

ARES | energy

- **Ares Acquisition Corporation (“AAC”) is a special purpose acquisition company with $485mm of cash-in-trust**
- **Ares Management Corporation (NYSE: ARES) (“Ares”) is a leading global alternative asset manager with ~$360bn of AUM, ~2,615 employees and ~905 investment professionals**
  - Given Ares’ robust sourcing and underwriting capabilities, AAC has been highly selective in pursuing a business combination
- **Ares aims to be a leader in climate initiatives by incorporating sustainability further into select investments and business practices**
  - Established track record in climate infrastructure with over $3bn invested or committed since 2015 in companies that, among other things, are working to accelerate the transition to a lower carbon economy[1]
- **Ares offers meaningful value creation capabilities for its investments through an experienced public IR team, demonstrated track record of accessing the public markets and dedicated environmental, social and governance (“ESG”) team**

Ares’ Sponsorship and Deep Infrastructure Investing Experience[1]

>10 IPOs *Ares has successfully brought over 10 IPOs to market*	**~3,000 Portfolio Companies** *Deep executive network and collaboration across portfolio companies*	**~1,960 Institutional Relationships** *Significant relationships to assist value creation plan*
~$14bn *Related capital costs for greenfield generation and transmission projects*	**>$11bn** *Committed across 265+ infrastructure opportunities*	**>$3bn** *Invested or committed across 50+ climate infrastructure opportunities since 2015*

Notable Accolades[2]

- **Private Equity Sponsor of the Year 2020**
- **Renewables Investor of the Year (North America)**

Note: As of March 2023. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a subsidiary of Ares

1) *Investment experience shown includes invested capital from relevant investments made by Ares Infrastructure Opportunities (AIO) and Ares Direct Lending, including Ares Capital Corporation, that are consistent with AIO’s investment mandate*
2) *The performance, awards/ratings noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance; All investments involve risk, including loss of principal; Please see endnotes for additional information*

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X-energy & Ares – A Differentiated Partnership Compelling Tailwinds in Clean Energy Advanced nuclear is a key component of the clean energy transition and energy security investment themes given its ability to decarbonize power and industrial end markets and provide reliable and continuous operations Significant Market Opportunity with Early Mover Advantages Need for clean, reliable secure energy drives significant addressable market opportunity. Strong customer pipeline of 30+ potential active engagements with multiple revenue streams Advanced Nuclear Technology Leader X-energy’s design drives enhanced safety, lower cost, faster construction timelines, and modular scalability vs. conventional nuclear; broader use cases vs. other SMR competitors, including as a replacement for carbon-intensive power and industrial applications Strong Government Support $1.2 billion of current funding from the Department of Energy’s (“DOE”) Advanced Reactor Demonstration Program ( ARDP”) – one of two demonstration awards out of many applicants Existing Shareholder and Strategic Support 100% rollover from existing investors and funding from key strategic partners, including The Dow Chemical Company (“Dow”) and Ontario Power Generation Inc. (“OPG”) Ares Sponsorship $75 million of total Ares commitments and $485 million of cash-in-trust © 2023 X-Energy Reactor Company, LLC, all rights reserved 4

Introduction & Company Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 5

Two Challenges in Nuclear is the only energy source for reliability and decarbonization Opposition “Always-on” baseload energy Global Energy Need to drastically Demand Up Reduce Carbon (1) 50% by 2050 Emissions Generates zero carbon emissions Can be flexibly located near Fossil fuels currently load centers supply ~80% of (2) global energy “Nuclear power plays a significant role in a secure global pathway to net zero” (3) 1) Source: EIA – International Energy Outlook (October 2021) 3) Source: IEA – Nuclear Power and Secure Energy Transitions Report (June 2022) © © 2 20 02 23 3 X X- -E En ne er rg gy y Rea Reacto ctor r Com Comp pa an ny y, , L LL LC, C, a all ll r righ ights ts r re ese ser rve ved d 6 6 2) Source: IEA – New IEA World Energy Outlook (October 2022)

Energy for the Future “ I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder Steam Turbines Nuclear Islands Expected EPZ Digital rendering of a Xe-100 4-pack (320MWe) © 2023 X-Energy Reactor Company, LLC, all rights reserved 7

X-energy at a Glance

Founded in 2009 *14 years of investment and development*	**Rockville, MD Headquarters** *Rooted in the nuclear community with proximity to the DOE and Nuclear Regulatory Commission ("NRC")*
50+ Years of R&D *Built upon years of R&D in high temperature gas reactors*	**~400 Employees** *Leading Gen IV nuclear development and licensing team[(1)]*
$1.2bn Federal Funding *Selected for DOE's Advanced Reactor Demonstration Program[(2)]*	**~$610mm Investment** *Capital invested to date with ~$150 million of committed capital[(3)]*

X-energy's Advanced Nuclear Technology



Our High Performing Reactor: Xe-100

- Gen-IV High-Temperature Gas-cooled Reactors (HTGR) have advantages in sustainability, economics, reliability, safety, and versatility in application
- Each reactor will be engineered to operate as a single 80 MWe unit and is optimized as a four-unit plant delivering 320 MWe



Our Clean and Safe Fuel: TRISO-X

- Our reactors will use tri-structural isotropic (TRISO) particle fuel, developed and improved over 60 years
- TRISO is designed not to melt and can withstand extreme temperatures that are well beyond the threshold of current nuclear fuels
- We manufacture our own proprietary version (TRISO-X) to ensure supply and quality control





Other Strategic R&D Initiatives

- We're developing advanced concepts for nuclear power and propulsion for potential military, critical infrastructure and space applications

1) As of March 2023
2) Awarded in December 2020
3) As of February 2023, includes $210mm of government funding, $103mm invested capital of Series C-2 financing, including a $30mm investment from Ares Management, and $45mm PIPE commitment from Ares Management

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Our Traction, Accomplishments & Risk Reduction to Date

2009 - 2014	2015 - 2018	2019 - 2021	2022 - 2023
Initial Concept	Technical Development Focus	Preparation for Commercialization	Customer Wins & Commercialization Acceleration

Initial Concept (2009 - 2014)

- **Founded by Kam Ghaffarian**



- **Reactor engineering team in place**, led by Dr. Eben Mulder & Dr. Martin Van Staden
- Completed market study and design choices, and **finalized design parameters for Xe-100**



Technical Development Focus (2015 - 2018)

- X-energy hired fuel team and began development of TRISO-X
- Established pebble fuel manufacturing capability



- **Began regulatory engagement with the NRC.** Produced first pebble in pilot fuel facility

Preparation for Commercialization (2019 - 2021)

- **Clay Sell appointed CEO**



- Initiated commercialization track and regulatory engagement with Canadian Nuclear Safety Commission
- **Selected for DOE's Advanced Reactor Demonstration Program ("ARDP") (one of two demonstration awards out of many applicants)**

Customer Wins & Commercialization Acceleration (2022 - 2023)

- ONTARIO POWER GENERATION: **Signed framework agreement** to deploy **Xe-100** for industrial applications
- **Signed agreement** to develop a four-unit Xe-100 at one of Dow's Texas sites utilizing ARDP funding (DOW)
- **Groundbreaking of TRISO-X advanced nuclear fuel facility**



- **Inflation Reduction Act passed**, providing significant tax incentives for the deployment of advance nuclear reactors

Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting

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Leadership Team: Deep Nuclear Roots, Technical & Business Pedigrees

Average 25+ Years of Nuclear / Energy Experience with Specialty in Design, Operations, Government Relations and Public Markets

Key Leadership Team



Dr. Kam Ghaffarian
Executive Chairman & Founder

35+ years as a successful entrepreneur across energy, space, contracting, and technology



J. Clay Sell
Chief Executive Officer

25+ years of energy experience in private and public sectors; former Deputy Secretary of the U.S. DOE



Harlan Bowers
President

25+ years managing successful delivery of spacecraft programs



Steve Miller
Senior Vice President & General Counsel

20+ years of energy experience; former Senior VP and General Counsel of Constellation Energy Group's Power Generation business



Mark Mize
Senior Vice President & Chief Financial Officer

25+ years of energy experience; former CFO and Treasurer at multiple public and private companies, including Petrohawk Energy



Dr. Pete Pappano
President, TRISO-X

18+ years of experience in graphite and fuel fabrication, including the U.S. DOE and Oak Ridge National Laboratory



Dr. Eben Mulder
Senior Vice President, Chief Scientist

30+ years of experience in pebble-bed design and architecture; former Chief Scientific Officer of South Africa's Pebble Bed Modular Reactor (PBMR) Program



Dr. Martin van Staden
Senior Vice President, Xe-100 Engineering

25+ years of experience in power generation, including South Africa's PBMR program



Thomas Nixon
Senior Vice President, Commercial Operations

30+ years of project management experience; led data center expansion at Google and was responsible for large nuclear construction projects at Bechtel



Carol Lane
Vice President, Government Affairs

25+ years in policy, legislative, and business development activities with the executive branch and Congress



David Bannister
Vice President, Major Commercial Projects Execution

35+ years of technical, executive management, and nuclear power industry experience, including Emirates' Barakah Nuclear Project



Alan Ho
Vice President, Chief Procurement Officer

40+ years in major company executive positions; built the Procurement Supply Chain organization for Nawah, the nuclear operating company for ENEC

***~400 Employees** Including 45 PhDs and 104 Masters in Engineering / Science(1)*

1) As of March 2023

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Key Investment Highlights Powerful Significant total addressable market (“TAM”) for advanced nuclear – a carbon-free, always-on generation Tailwinds in source capable of addressing the global need for clean energy Clean Energy Safe, Simplified and designed to be meltdown proof, the Xe-100 drives enhanced safety, lower cost, faster Advanced construction timelines and modular scalability with broader use cases vs. other SMR / conventional nuclear Nuclear competitors, including in carbon-intensive power and industrial applications Design Government Nuclear energy is garnering significant bipartisan support from U.S. government initiatives, including the Company’s current $1.2bn ARDP funding and substantial tax incentives in the Inflation Reduction Act (“IRA”) Support Growing External validation from blue-chip customers supporting a pipeline of 30+ opportunities, including potential Customer projects for Dow and OPG, both of whom have provided funding to X-energy Pipeline Attractive Capex-light, services-driven business model, including technology licensing, fuel sales and long-term Business recurring offerings, is designed to drive attractive free cash flow generation Model Innovative Forward-thinking team with an average 25+ years of experience in the nuclear / energy sectors. Management Management has deep capabilities in design, operations, government relations and public markets and is supported by 45 (1) PhDs and 104 Masters in Engineering / Science Team 1) As of March 2023 © 2023 X-Energy Reactor Company, LLC, all rights reserved 11

X-energy is Building Advanced Nuclear Technology © 2023 X-Energy Reactor Company, LLC, all rights reserved 12

X-energy Is Advancing Nuclear Energy Modular design and off-the-shelf Carbon-free, always-on generation components designed to drive source capable of addressing the scalability, accelerated timelines global need for clean energy and ability to manage construction Affordable Clean cost – revolutionizing the construction of nuclear reactors Radically simpler design with 1/6th the TRISO-X fuel is designed not to safety systems of a traditional melt. X-energy plants are designed to reactor. Reduction of components Simple Safe be meltdown proof and are built to enables predictability on costs. require no operator actions under Modular components designed to be adverse conditions road-shipped and assembled on site Load- Load-following capability can support X-energy plants are designed to deliver Versatile intermittent solar and wind power heat at high temperatures (565°C), Following generation. The Xe-100 is designed to providing a clean solution for various ramp up or ramp down between 40% use cases, including critical and full power in 12 minutes industrial applications © 2023 X-Energy Reactor Company, LLC, all rights reserved 13

X-energy & Gen IV SMRs are Key to the Energy Transition X-energy’s solution will outperform other energy sources on key criteria essential to decarbonization (1) SMRs Traditional Renewables Large-Scale Gen III+ / Gen IV Fossil Fuels (Solar & Wind) Nuclear Carbon-Free ûüüüü Power Reliable Baseload üûüüü Power Xe-100 is designed to ramp Efficient Load down to and up from 40% power üûûûü (2) Following in 12 minutes Xe-100 output steam Industrial Heat Use expected to achieve üûûûü Case temperatures well beyond Gen III+ SMRs Emergency Planning (3) -- -- Zone Within Site ûüü Boundary TRISO-X Fuel to be utilized in the Xe-100 is designed to be Fuel Safety ûüûûü meltdown proof Land Efficiency û/üûüüü Source: U.S. Department of Energy, U.S. Nuclear Regulatory Commission, Gen IV International Forum, Nuclear Innovation Alliance, Company websites 1) Advanced Small Modular Reactors (“SMRs”) 2) The Xe-100 is designed to ramp up or ramp down faster than the existing technologies 3) EPZ is expected to match site boundary and is subject to approval by the NRC © 2023 X-Energy Reactor Company, LLC, all rights reserved 14

Xe-100 – A Pioneering Gen IV Nuclear Reactor

80 MWe modular design & manufactured components designed to drive scalability, accelerated timeline and cost control

Xe-100 Schematic


Nuclear Island
TRISO-X Fuel
Steam Generator
Reactor Core
Steam at 565°C
Spent fuel stored in canisters
Conventional Island
Power Generation
Process Heat

Modular & Standardized →

- Each reactor module is connected to its own steam turbine generator or process heat offtake, so **modules can be constructed / operated independently, and even added as demand grows**
- Onsite work is reduced, and a significant portion of quality control is shifted to centralized fabrication & integration facilities

Manufacturable, Road-Shippable Components →

- Simpler, standardized design allows for **mass production of road-shippable components**
- In contrast, the complex design of traditional nuclear construction has required on-site construction

Intrinsically Safe →

- **Xe-100 is designed to avoid the need for additional safety systems**
- Intrinsically safe design means **1/6th the safety systems of a traditional reactor** and fewer materials (e.g., ~95% less concrete than legacy nuclear plants)
- Simple control system with only 4 variables expected to allow for more automated operations & fewer personnel

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SMRs are Attractive Compared to Conventional Nuclear

SMR's lower capital costs, simplified operations and improved safety profile are a significant improvement over conventional nuclear

	Xe-100	Conventional Nuclear[1]
Power	320 MWe *4-Pack* *powers ~240k homes*	~1,150 MWe *powers ~900k homes*
Applications	• Baseload Power • Load-Following • Industrial-Grade Steam	• Baseload power
Refueling	• Fully-Automated Fuel Handling • Online Refueling	Requires shutdown for refueling every 18 – 24 months
Acreage	26 acres	500 acres
Construction Timeline	3-4 Years	8-10+ Years
# of Site Employees	~96 for Xe-100 four-pack (320 MWe) ~212 for three Xe-100 four-packs (960 MWe)	400
Fuel	High-assay low-enriched uranium *(~15.5% enriched)*	Low-enriched uranium *(<5% enriched)*
Containment	Containment is primarily provided by TRISO-X fuel	Large steel and concrete containment structure

Site-Bounded Emergency Planning Zone ("EPZ")[2]



Typical Large Scale Nuclear EPZ (10-mile radius)
X-energy expected EPZ (~26 acres)

Lower Capital Cost Makes SMRs More Accessible to Customers[3]

"SMRs provide more certainty of achieving a predicted cost with reduced risk of overrun." – DOE



$1,150mm
$288mm
$4,140mm

Advanced SMR
DOE NOAK overnight capital cost illustratively applied to an 80-320 MWe SMR.

Advanced Large Light Water Reactor
DOE NOAK overnight capital cost illustratively applied to a 1,150 MWe AP1000.

1) *Represents Westinghouse AP1000, the most recently constructed conventional nuclear plant in the U.S.*
2) *Represents illustrative location, not an actual Xe-100 location*
3) *U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Assumes target NOAK capital cost of $3,600/kW, inclusive of 30% ITC*

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TRISO-X Fuel – Intrinsic Safety

The Department of Energy describes TRISO fuel as "the most robust nuclear fuel on Earth"(1)

It retains waste and fission products within the fuel during all foreseeable adverse conditions, even worst-case accidents, and it is designed not to melt

- **X-energy manufactures its own proprietary TRISO encapsulated fuel ("TRISO-X")** to ensure supply & quality control. TRISO Fuel has a 60+ year demonstrated track record through prototype and full-scale reactors
- HALEU-based fuel like TRISO-X increases burnup and efficiency, which decreases costs
- Because **TRISO-X Fuel IS a containment vessel and is designed not to melt**, the Xe-100 does not require large, expensive concrete & steel containment structures
- The low reactor power density and self-regulating core design means that if cooling stops, the core naturally shuts down. This **prevents the reactor from melting under foreseeable adverse conditions and requires no operator actions under such adverse conditions**

➡ **Physics, not mechanical systems, ensures safety**

Fuel Process

Step 1



~15.5% Enriched Uranium Kernel

Feedstock sourced from third parties

→

Step 2



TRISO Fuel Particle (~1mm Diameter)

Uranium kernel encased in carbon and ceramic layers

→

Step 3



TRISO-X Fuel Pebble (60mm Diameter)

~18,000 TRISO particles per pebble set in graphite matrix

→

Step 4



Pebble Bed

>200,000 pebbles form the core of each Xe-100 reactor

1) *Source: Office of Nuclear Energy – TRISO Particles: The Most Robust Nuclear Fuel on Earth (July 2019)*

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North America’s First Commercial Advanced Nuclear Fuel Fabrication Facility Digital rendering of a TRISO Fuel Facility © 2023 X-Energy Reactor Company, LLC, all rights reserved 18

Fuel Facility Construction Progress

Proven Fuel Demonstration Facility



X-energy TRISO-X Fuel Fabrication Pilot Facility at Oak Ridge National Laboratory

X-energy's TRISO-X Pilot Facility has been operational since 2017

- Features commercial scale singular process line for X-energy TRISO-X patented fuel manufacturing process
- X-energy's pilot facility employs the same techniques and technologies as those that will be used in the fuel facility being constructed in Tennessee
- NRC is familiar with process and has visited site to observe pilot manufacturing
- Presently producing kilogram batch quantities for commercial contracts, validating TRISO-X product and increasing demand

Construction of Fuel Facility


The next generation of

Groundbreaking for X-energy's TRISO-X facility in Oak Ridge, TN in October 2022

North America's First Commercial Advanced Nuclear Fuel Fabrication Facility

- Submitted Category II Fuel Fabrication Facility safety related application to NRC in April 2022 and the environmental report in September 2022. In November 2022, the NRC docketed and accepted the application for review
  - DOE supported application for fuel facility
- Final Fuel Facility Equipment Design Layout completed in Q4 2022
- The Fuel Fabrication Facility is designed to handle up to 5 metric tons of uranium per year once fully built-out
  - Additional Fuel Fabrication Facilities to be staged according to demand schedule and optimal capital allocation

© 2023 X-Energy Reactor Company, LLC, all rights reserved
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Versatility Creates Opportunity for New Nuclear Applications X-energy is targeting end-markets beyond just conventional power generation to satisfy diverse decarbonization needs Conventional High-Temperature Power Steam for Generation Industrial Use Replace & Canadian Oil Sands Re-Use Legacy Decarbonization Coal Sites Clean Critical 24/7 Hydrogen Data Center Production Power Load Following to 24/7 Power for Complement Remote Sites Xe-1 Mobile Renewable Use © 2023 X-Energy Reactor Company, LLC, all rights reserved 20

Versatility Creates Opportunity for New Nuclear Applications (Cont'd)

Xe-100 could enable bespoke solutions for the world's most challenging decarbonization efforts

Repurposes Coal Facilities



DOE identified ~315 operating and retired coal plant sites (~260 GWe) in 2022 as candidates for a coal-to-nuclear transition

- Nuclear overnight costs could decrease by ~15-35% vs. greenfield construction projects through reuse of coal facility infrastructure
- Potential to increase regional economic activity by up to $275 million and add hundreds of permanent jobs to the region while decreasing greenhouse gas emissions by 80%+

Supports Industrial Applications



X-energy can provide cost-competitive, carbon-free process heat and power to industrial facilities

- Transportation and industry comprise >50% of US emissions, 2x that of the electricity grid

Enables Clean Hydrogen Production


H2
Hydrogen H2
zero emission

X-energy can provide clean electricity to power Hydrogen Hubs

- Hydrogen has the potential to become one of the principal fuels in a low-carbon economy, but it is highly energy intensive to produce
- Compared to the intermittent sources of wind and solar energy, the Xe-100 can provide a reliable source of energy to power the production of pink hydrogen

Source: Office of Nuclear Energy – "DOE Report Finds Hundreds of Retiring Coal Plant Sites could Convert to Nuclear" (September 2022); DOE – "Investigating Benefits and Challenges of Converting Retiring Coal Plants into Nuclear Plants" (September 2022); EPA – "Sources of Greenhouse Gas Emissions" (August 2022)

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X-energy's Thermal Output is Well Positioned to Satisfy Most Industrial Applications



Steam Output Temperature
100 °C
200 °C
300 °C
400 °C
500 °C
600 °C
700 °C
800 °C
900 °C
1,000 °C
HTSE and Thermo-Chemical Hydrogen Production
Coal Gasification
800-1,000°C
Hydrogen Steam Reforming
Biomass Hydrothermal Gasification
500-900°C
Cogeneration of Electricity / Steam
350-800°C
Oil Shale & Oil Sand Processing
300-600°C
Petroleum Refining
250-550°C
Ethanol Concentration
Seawater Desalination
District Heating
80-200°C
Gen III+ SMRs
energy

"[High Temperature Gas-Cooled Reactors] have the most market potential for supplying industrial heat applications"

– BREAKTHROUGH INSTITUTE

Source: Steam output temperatures based on respective SMR technology and selected public company disclosure

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Competitive Position Reinforced by $1.2 Billion ARDP Grant

X-energy's selection for the DOE's Advanced Reactor Demonstration Program represents a critical advantage over other competitors

ARDP to Support: 1 ***Design of the Xe-100***  2 ***Construction of the first fuel facility***   3 ***Commercialization of the first reactor*** 

What ARDP Selection Means to X-energy

In December 2020, X-energy was selected to receive $1.2bn in funding to deliver a first-of-a-kind commercial advanced nuclear plant and TRISO-X fuel fabrication facility

- ✓ **Recognition from the DOE as an advanced reactor technology of choice (one of two demonstration awards out of many applicants)**
- ✓ **Provides funding to support design, licensing, commercialization and construction of the first-of-a-kind reactor[(1)]**
- ✓ **Facilitates first customer deployment**
- ✓ **Strengthens DOE's support of the advancement of TRISO fuel**

In May 2020, the DOE announced the ARDP to accelerate the development of advanced nuclear reactors through cost-share partnerships, believing that advanced nuclear energy systems hold enormous potential to lower emissions, create new jobs and build a stronger economy

Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting

1) In November 2021, President Biden signed into law the Infrastructure Investment and Jobs Act, which included $2.5bn of appropriated funding for ARDP through 2025

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X-energy and Dow Partner to Decarbonize Industrial Processes On March 1, 2023, Dow and X-energy announced their entry into an agreement to build the Xe-100 under the ARDP • Dow and X-energy have signed a joint development agreement (“JDA”) and on May 11 announced that they intend to deliver the first advanced nuclear reactor at Dow's UCC Seadrift Operations manufacturing site ( Seadrift ) in Texas by the end of the decade. The project is expected to decarbonize the manufacturing of specialty chemical products by providing process heat and power nd • Seadrift is Dow’s 2 largest facility in Texas and the site’s power and steam needs Dow is one of the world’s largest diversified match the anticipated capabilities of the Xe-100 – a key reason why the Xe-100 chemical manufacturing companies was selected • The project will benefit from ARDP grant proceeds provided by the U.S. Department of Energy, as well as the incentives included in the Inflation Reduction Act • The JDA is driven by Dow’s corporate commitment to reduce its net annual carbon emissions by 5 million metric tons versus its 2020 baseline (15% reduction) • Proposed Seadrift site emission reductions of 440,000 MT CO2e / year would set a strong precedent for other industrial decarbonization use cases • The JDA supports up to $50mm in engineering work, including the preparation and submission of a Construction Permit application to the NRC • Dow and X-energy expect construction to begin in 2026 and to be completed by the Digital rendering of Dow’s planned advanced nuclear facility in Seadrift, Texas end of the decade “ The collaboration with X-energy and the DOE will serve as a leading example of how the industrial sector can safely, effectively and affordably decarbonize.” – Jim Fitterling, Dow Chairman and CEO Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting © 2023 X-Energy Reactor Company, LLC, all rights reserved 24

Meaningful Customer Support

Industry leaders in both power generation and industrial applications recognize the Xe-100's ability to facilitate decarbonization

ONTARIO POWER GENERATION

OPG is the third largest utility in Canada and one of the largest, most diverse power producers in North America

- On July 12, 2022, OPG and X-energy signed a framework agreement to deploy Xe-100 reactors for industrial applications in Canada
- OPG is the first utility to announce intention to promote application of SMR's to industrial heat applications
- OPG has made multiple investments into X-energy and has a board seat, demonstrating OPG's commitment to X-energy's future success

"Working with X-energy on the **Xe-100**, we can help **heavy industry reach climate change goals** by using clean, safe electricity and **high temperature steam efficiently produced** through evolutionary nuclear technology"

– **Ken Hartwick**, *OPG President and CEO*

ENERGY NORTHWEST

Energy Northwest is a Washington state public power joint operating agency and a premier provider of carbon-free electricity

- Energy Northwest remains committed to deploying advanced nuclear technology in Washington state
- Energy Northwest expects to build the Xe-100 on the site of its WNP-1 reactor project, located within the Hanford Nuclear Reservation in eastern Washington
- Energy Northwest has received considerable project interest from both utility and industrial customers – with a fast-approaching need for new sources of carbon-free energy – and the agency remains focused on pursuing a deployment this decade

"The X-energy **Xe-100** is Energy Northwest's **preferred small modular reactor technology**"

– **Bob Schuetz**, Energy Northwest CEO

Grant PUD

Grant County Public Utility District ("GCPUD") is a member of Energy Northwest and a public utility in Washington state

- GCPUD is considering a deployment of the Xe-100 in Grant County by 2032, after a competitive selection process
- Grant County is seeking new sources of reliable, affordable and emissions-free electricity to support its rapidly growing population, which has outpaced the U.S. annual growth rate 28 out of the last 30 years, and continued strong demand from commercial customers like data centers

"We'll learn from the lessons of this first deployment with Dow, so that we may quickly follow with our **Xe-100 plant in Grant County by 2032**"

– **Kevin Nordt**, GCPUD's Chief Resource Officer

Source: Grant County Economic Development Council

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25

X energy

Growing Customer Pipeline

X-energy's current pipeline represents 30+ estimated opportunities across a variety of use cases and geographies

Tier I – Advanced Partnerships

In active negotiations with six parties, each with unique use cases

DOW

Signed joint development agreement to support the **development and commercial demonstration** of the country's first advanced nuclear reactor

ONTARIO POWER GENERATION

Signed framework agreement to **deploy Xe-100s at industrial sites** in Ontario and throughout Canada

ENERGY NORTHWEST

Xe-100 is preferred SMR technology, and is committed to deploy advanced nuclear technology in Washington state

Grant PUD

Considering **deployment of Xe-100 in Grant County** by 2032

Confidential European Utility

Looking to **replace legacy (Generation II) nuclear assets**

Confidential U.S. Utility

Focused on meeting **site demand needs and modular scalability** over time

Classification		Potential Customers	Proposed Use Cases	Customer Geography
Tier I	**Advanced Partnerships** *In negotiations with five parties, each with unique use cases*	**6 Parties**	Electricity Industrial Heat Coal Replacement Hydrogen Mining Data Center	
Tier II	**Actively Engaged** *In discussions on potential project specifications*	**7 Parties**		
Tier III	**Early Discussions** *Pursuing customer with multiple conversations to assess the Xe-100 as a decarbonization solution*	**22 Parties**		
		30+ Parties		

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26

Market Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 27

Global Macro Themes Drive Support for Nuclear

Net-zero targets require substantial build-out of clean, firm[1] generation resources that can reach many sectors of the economy

Nuclear Can Support Decarbonization Beyond Electric Power[2]


Commercial & Residential 13%
Agriculture 10%
Transportation 29%
Industry 23%
Electric Power 25%
Total U.S. Greenhouse Gas Emissions by Economic Sector (2021)(2)

Estimated Capacity Additions Required to Achieve Net-Zero in the US (GW)[3]

The DOE projects that the US will need to add **~550-770 GW of clean, firm capacity to achieve net-zero emission targets by 2050**


3,878
2,596
2,669
1,175
1,278
205
866
206
537
745
515
979
+~550 GW
+~770 GW
2021
Higher Renewable Case 2050
Lower Renewable Case 2050
Clean, Firm(1)
Non-Clean, Firm
Variable

1) *Firm power refers to generation sources that can provide stable energy supply during all seasons and during periods of weeks up to months, including nuclear, natural gas with carbon capture and renewables with long-duration storage*
2) *EPA – Sources of Greenhouse Gas Emissions (April 2023)*
3) *U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Per the DOE, the Pathways to Commercial Liftoff reports were developed through extensive stakeholder engagement and a combination of system-level modeling and project-level financial modeling. The DOE's 'Lower Renewables Case' assumes renewables buildout bounded by limitations from transmission, land use, regional characteristics, etc. implying increased need for clean, firm generation to achieve the same Net Zero goals by 2050; the DOE's 'Higher Renewables Case' assumes higher renewables buildout (i.e., more variable renewables capacity) and therefore a lower buildout of clean, firm generation is needed*

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28

Clean Energy Transition Drives Market Opportunity

X-energy is well positioned to address the potential ~200 GW market for SMRs in the United States

DOE Modeling Scenarios of Advanced Nuclear Capacity by 2050 (GW)[(1)]



High
Infrastructure / Renewables Limitations
Low
108 GW
233 GW
455 GW

- **DOE system modeling results indicate demand for ~200 GW[(1)] of new nuclear capacity**, comparing favorably with other clean, firm options including renewables paired with long duration energy storage and fossil fuel generation with carbon capture

200 GW of new nuclear additions would represent 625 X-energy 4-pack reactors

Est. FOAK to NOAK LCOE Ranges of Clean, Firm Resources ($/MWh)



FOAK with Tax Credits
NOAK with Tax Credits
$109
$66
$119
$69
$99
$63
Advanced Nuclear (2)
Renewables with Storage for 24/7 Load Matching (3)
Natural Gas with Carbon Capture and Storage (4)

- Decarbonizing the last ~20% of the grid would be very difficult and expensive without firm power. **As renewables penetration rises and the value of grid stability provided by firm power increases, the DOE expects advanced nuclear to be an attractive option**

1) *U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Per the DOE, the Pathways to Commercial Liftoff report was developed through extensive stakeholder engagement and a combination of system-level modeling and project-level financial modeling. The DOE's modeling scenarios (Low, Infrastructure / Renewables Limitations, High) reflect the range of potential outcomes for advanced nuclear capacity by 2050 per their models as presented in the report. Throughout the report, the DOE uses 200 GW of new advanced nuclear power capacity as a benchmark for substantiating what it would take to deploy at scale, a mid-point from modeling exercises that appears ambitious yet achievable.*
2) *Advanced nuclear estimated levelized cost of electricity ("LCOE") from $3,600/kW (NOAK) and $9,000/kW (FOAK) overnight capital cost and includes 30% Investment Tax Credit ("ITC")*
3) *Renewables with storage for 24/7 load matching from Long Duration Energy Storage Council's "A path towards full grid decarbonization with 24/7 clean Power Purchase Agreements," and the LCOE is calculated as (annualized cost of renewable generation + storage capacity) / clean energy delivered to the off-taker excluding additional costs or revenues that would impact final power purchase agreements' price and includes the ITC for the full investment cost of the facility*
4) *Natural gas with carbon capture and storage numbers from the McKinsey Power Model and includes the 45Q tax credit*

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Policymakers Recognize the Importance of Nuclear to Address the Global Need for Clean Power

United States

I have **long supported** the commercialization of **advanced nuclear technologies as a zero-emission source of baseload energy.**



Senator Joe Manchin (D-WV) (2021)

It can't be done with wind and solar alone. We have to be a country that steps up and says **it has to be…new advanced nuclear energy.**



Senator Cory Booker (D-NJ) (2019)

Nuclear energy is a very clean, very reliable way to generate energy safely - as we do every single day in this country in multiple sites.



Senator Marco Rubio (R-FL) (2022)

Nuclear has to be part of the array of clean energy technologies, zero-carbon emitting baseload power.



Jennifer Granholm, U.S. DOE Secretary (2022)

***Billions** allocated to nuclear in **every recent significant energy-related legislation** (e.g., Inflation Reduction Act, Infrastructure Act) with **strong bipartisan support** under both Republican and Democratic Presidential Administrations*

International

Nuclear is the only form of reliable, low carbon electricity generation which has been proven at scale and returns more than a hundred times as much power as a solar site of the same size. **We can only secure a big enough baseload of reliable power for our island by drawing on nuclear.**

British Energy Security Strategy (2022)


UK Base Electricity Futures(1)
(GBP per megawatt hour)
£700
£600
£500
£400
£300
£200
£100
£0
£131
£532
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

Nuclear Energy – as a **non-emitting source of energy** – is **critical** to the **achievement of Canada's and the world's climate goals.**



Jonathan Wilkinson, Natural Resources Minister (CNA) (2022)

1) *FactSet as of December 2, 2022*

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Inflation Reduction Act Represents a Significant Increase in U.S. Government Support for the Advanced Nuclear Industry New U.S. government support will meaningfully accelerate the deployment of advanced nuclear reactors U.S. Government Funding for Advanced Nuclear ($ in millions) Investment tax credits of up to 50% of initial ü Inflation Reduction Act’s Investment Tax Credit and capital costs or inflation-adjusted production Production Tax Credit represent a meaningful increase (2) tax credits for advanced nuclear in government support for advanced nuclear. Investment tax credits can equal up to 50% of initial capital cost ü$700mm has been slated in appropriations to support the availability of HALEU nuclear fuel for research, development and demonstration ü The IRA has increased the DOE’s loan guarantee program to $250bn, which could be applicable to certain advanced nuclear projects ~$3,500 Case Study: Solar Industry Demonstrates Tax Credit Impact Since the solar Investment Tax Credit was enacted in 2006, the (1) Previously Announced Programs Inflation Reduction Act (3) U.S. solar industry has grown by more than 200x 1) Includes Research Funding (i.e., average annual research funding for advanced nuclear since 2009 according to DOE) of $66mm, Project Pele of $40mm, HALEU Demonstration program of $170mm and ARDP of $3.2bn 2) Inflation Reduction Act includes $700mm to support HALEU and also provides our customers the option of electing either the Investment Tax Credit or the Production Tax Credit (see next page for additional detail) 3) Source: Solar Energy Industries Association – Solar Investment Tax Credit (August 2022) © 2023 X-Energy Reactor Company, LLC, all rights reserved 31

IRA Provides Significant Support for SMR Deployment

Up to $880mm in tax credits per 4-pack reactor enhances SMR economics for customers

	Clean Electricity Production Tax Credit[1] (§ 45Y)	Clean Electricity Investment Tax Credit[2] (§ 48E)
Per Customer Benefit	*Up to ~$88 million potential tax credits to customer per 4-pack reactor per year for 10 years, adjusting each year for inflation*	*Up to ~60 cents per dollar of construction costs, assuming a 20% investment tax credit cost step up, of potential tax credits to customer, claimed in the year when the plant is placed in service*

Customers will have the option to select the Production Tax Credit or the Investment Tax Credit depending on which is most advantageous

	Clean Electricity Production Tax Credit	Clean Electricity Investment Tax Credit
Potential Value Creation	**320MWe plant** (4-pack of 80MWe) ✖ **95% utilization** ✖ **8,760,000** (converting MWe to kWh)[3] ✖ **3.30 ¢/kWh tax credit[4]**	**$1.00** of overnight construction costs ✖ **20% Anticipated Investment Tax Credit Cost Step Up[5]** ✖ **50% Investment Tax Credit**
How it Works	Tax credit of 1.5¢/kWh adjusted annually for inflation (2.75¢/kWh in 2022) of electricity produced and sold for 10 years of electricity production ▪ + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site) ▪ + 10% boost if reactor constructed with domestic iron and steel (or an exception applies) and minimum percentage of domestic manufactured products **= 3.30¢/kWh total credit**	Tax credit of 30% of the initial capital cost in a facility ▪ + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site) ▪ + 10% boost if reactor constructed with domestic iron and steel (or an exception applies) and a minimum of 40% domestic manufactured product **= up to 50% tax credit on upfront capital costs**

Note: See end note for key assumptions

© 2023 X-Energy Reactor Company, LLC, all rights reserved

32

Support for Nuclear Continues to Gain Momentum Majority of states either already have nuclear facilities or are supportive of adopting SMR development Montana – Passed Washington – Enacted Indiana – Passed state legislation to ease state Nebraska – State bill West Virginia – Governor Justice Clean Energy law directing state PUC authorization to build new passed to provide tax signs bill eliminating the state’s Transformation Act to adopt rules for building nuclear reactors incentives for SMRs ban on development of nuclear requiring phase-out of Inflation Reduction Act SMRs and offering (2022) (2021) energy sources (2022) fossil fuels financial incentives (2019) Investment / Production Tax Credits (2022) $700mm HALEU Support Wyoming – Governor Gordon signed legislation to allow retired coal and gas facilities to be replaced with SMRs (2020) and to provide tax incentives for SMR projects (2022) Advanced Reactor Virginia – Governor Demonstration Program Youngkin proposes SMR in State Energy Plan and Additional $2.5 billion from the Bipartisan to make Virginia a Infrastructure Law nuclear hub (2022) Policies in place or under consideration to support States with utilities that already operate advanced nuclear nuclear facilities Source: PA Consulting (March 2023) © 2023 X-Energy Reactor Company, LLC, all rights reserved 33

Progress on U.S. Regulatory Process

We are a frontrunner in the deployment of advanced reactors; current scope of work under the Dow joint development agreement includes the preparation and submission of the site-specific construction permit application to the NRC

- The Company is pursuing a **well-established, risk-informed licensing process** in the U.S., pursuant to regulations at 10 C.F.R. Part 50, that has been used by more than 100 reactors (including nearly all currently licensed reactors), and the design review process in Canada, each to enable an efficient and timely evaluation of the design
  - This approach enables X-energy to seek approval efficiently for its advanced reactor design in the U.S. within the existing regulatory framework
  - The NRC has familiarity with high temperature gas cooled reactors from the Next Generation Nuclear Plant project and ongoing advanced reactor activities
- Industry leading licensing team of **15 professionals** in continuous engagement with the NRC, facilitated by our close proximity to the NRC in Rockville, MD
- Topical reports address aspects of the Xe-100 that may be new or different for the agency. Submitting reports early in the process is meant to increase the overall efficiency of the licensing process
  - Once the NRC has approved a topical report, it can be relied upon in a plant-specific licensing action (subject to applicability)

Key NRC Milestones

Q2 2022: X-energy submitted first ever Category II Fuel Fabrication facility license application to the NRC; application accepted for review in Q4

Submitted 8 topical reports and 10 white papers to the NRC to date

Example Topical Reports


energy
Xe-100 Licensing Topical Report
Risk-Informed Performance-Based Licensing Basis Development


energy
X Energy, LLC Topical Report
Quality Assurance Program Description

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© 2023 X-Energy Reactor Company, LLC, all rights reserved
34

Financial Summary © 2023 X-Energy Reactor Company, LLC, all rights reserved 35

Capex light, Services-Driven Business Model Drives Attractive Financial Metrics Project Services Description • Licensing fees for use of proprietary Xe-100 technology • X-energy to coordinate assembly & construction support Licensing Fee Reactors rd with customers and 3 party vendors – X-energy is not anticipated to hold inventory associated with assembly & construction • With knowledge and expertise on licensing, Project Planning construction, procurement and other processes, X- energy intends to provide customers with a suite of Regulatory Support value-added services during development of the Services reactor Procurement Support • Expected to generate long-term recurring revenue Ongoing Long-Term streams (including ongoing maintenance, operator Services training, etc.) through the 60+ year life of a facility • X-energy to provide customers with initial fuel load and intends to also generate additional long-term recurring revenue streams from TRISO-X required to refuel plants for the 60+ year life of a facility Initial Fuel Load • X-energy does not intend to bear any inventory risk Fuel Annual Refueling associated with uranium or fuel and instead provides services for customers • X-energy has no responsibility for management of spent fuel © 2023 X-Energy Reactor Company, LLC, all rights reserved 36

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) Timing Cash Revenue Estimated Category Gross Margin T-6 T-5 T-4 T-3 T-2 T-1 COD T+1Æ LT (1) FOAK NOAK Xe-100 Licensing Fees 100% $75mm $250mm 20% 20% 60% Fuel Initial Load 5-10% $120-130mm $95-105mm 100% Refueling 5-10% $20-30mm / Yr. $20-30mm / Yr. Services Project Planning ~25% ~$10mm / Yr. ~$10mm / Yr. (2) Regulatory & Procurement Support 7-9% ~$300mm / Yr. ~$250mm / Yr. Commissioning Support 60-70% $90-100mm $80-90mm 100% Long-Term Services ~20% ~$7mm / Yr. $4-5mm / Yr. Note: Assumes 60-year life of plant 1) Model assumes X-energy achieves NOAK status after 25 reactors are put into commercial operation (with each Xe-100 4-Pack including 4 reactors) 2) Management would expect to capture the higher end of the estimated gross margin range on NOAK deployments while the majority of procurement cost savings are still passed on to the customer © 2023 X-Energy Reactor Company, LLC, all rights reserved 37

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) (Cont’d) ILLUSTRATIVE 4-PACK REACTOR (320MWe) ECONOMICS 60-Year Life ($USD in millions) T-6 T-5 T-4 T-3 T-2 T-1 COD T+1 LT of Plant Licensing Fee - $50 $50 - - - - $150 - $250 Fuel - - - - - - 125 25 1,450 1,600 Services 10 10 250 250 250 250 90 5 261 1,375 Revenue $10 $60 $300 $250 $250 $250 $215 $180 $1,711 $3,225 Licensing Fee - $50 $50 - - - - $150 - 250 % Gross Margin 100% 100% 100% 100% Fuel - - - - - - 9 2 109 120 % Gross Margin 8% 8% 8% 8% Services 3 3 23 23 23 23 56 1 52 204 % Gross Margin 25% 25% 9% 9% 9% 9% 63% 20% 20% 15% Gross Profit $3 $53 $73 $23 $23 $23 $66 $153 $161 $574 % Gross Margin 25% 88% 24% 9% 9% 9% 31% 85% 9% 18% Note: Illustrative 4-pack of Xe-100s (320 MWe) economics assume mid-point of estimated gross margins and cash revenues, NOAK status achieved and 60-year life of plant © 2023 X-Energy Reactor Company, LLC, all rights reserved 38 energy

Delivery Schedule & Other Key Assumptions

COD Schedule Range[1]



2
1
7
5
14
10
16
12
20
12
Year 0
Year 2
Year 4
Year 6
Steady-State

Other Key Assumptions

ARDP	• **The ARDP grant and compensation from our partner are treated as revenue, with the Company expecting to recognize ~$4.0-4.75bn of revenue vs. ~$4.75-5.75bn of total program costs incurred from 2023 to 2029[2,3]** o The expected revenue is split, with ~$1.2bn of government funding awarded to date and the remaining revenue assumed to come from the government and our partner[4] o ~82.5-85.0% of total ARDP costs expected to be incurred in 2024-2028 as ARDP enters the procurement and construction phase o ~15.0-17.5% of program costs are not assumed by the government or our ARDP partner but instead are costs to us. Of this amount, ~80.0-85.0% is expected to be incurred between 2023-2025 o Upon completion of ARDP, X-energy is expected to have finished (i) the design of the Xe-100, (ii) licensing of a 4-pack of Xe-100 reactors, (iii) the assembly and construction of the first 4-pack of Xe-100 reactors and (iv) the licensing and the construction of a 5 MTU Fuel Fabrication Facility (additional Fuel Fabrication Facilities to be staged according to demand schedule and optimal capital allocation)
Other	• **Target annual capital expenditures of 3-7% of total revenue (excluding ARDP) beginning in 2028[5]** • **SG&A of 1.0-1.5% on commercial sales (excluding ARDP)[6]** • **FCF breakeven estimated to be achieved upon receiving pre-COD revenue related to the first 1-3 Xe-100 4-pack commercial sales[7]**

Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting

1) *Represents COD schedule range for a 4-pack of Xe-100s (320 MWe) in terms of number of 4-packs reaching COD per year*
2) *Substantially all of the ARDP program costs are anticipated to be realized by 2029; anticipate program costs related to commissioning and reserves in 2030*
3) *As of March 31, 2023, the U.S. government has only awarded ~$1.2bn of funding under the ARDP and will need to increase the amount awarded under the ARDP or provide funding from another source in order for the Company to recognize the expected revenues described above. While the Company believes government funding will increase due to strong support for the ARDP, there can be no assurances that such funding will be obtained at the expected levels, or at all. The termination of the ARDP or lack of sufficient funding under the ARDP or from any other source could have a material adverse effect on our business, financial condition, results of operations and cash flows*
4) *Terms of cost sharing agreement subject to ongoing negotiations with X-energy's partner; assumes ARDP funding remains proportional, which is subject to negotiation with DOE and future authorization and appropriation processes, the outcome of which are uncertain*
5) *Target capital expenditures expected to support the build-out and maintenance of fuel facilities to manufacture TRISO-X fuel. Statements of expectations constitute forward-looking statements, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management and are based upon assumptions with respect to future decisions and expectations regarding cost, material availability and other assumptions, which are subject to change. Actual results may vary and these variations may be material. Nothing in this presentation should be regarded as a representation by any person that these expectations will be achieved and the Company undertakes no duty to update its expectations*
6) *SG&A costs are assumed in the projected ARDP program costs*
7) *Excluding the ARDP project*

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39

Transaction Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 40

Transaction Overview

Summary

- **Pre-money equity value of $1.8 billion in the SPAC merger**, reflecting $1,697 million of X-energy Equity Rollover and $103 million of Series C-2 Financing
- **$103 million secured from investors in a private round of financing ("Series C-2 Financing"), including $30 million from Ares and $73 million from OPG, Segra Capital Management and others**
- **$20 million PIPE commitment by Ares Management (the "PIPE Financing")[1]**
- All net proceeds raised will go to the balance sheet
- For illustrative purposes, the sources and uses below reflect the Series C-2 Financing, PIPE Financing and SPAC Transaction as if they closed at the same time

Sources	*($ in millions, except per share values)*
AAC Cash-in-Trust[2]	$485
Series C-2 Financing[3]	103
PIPE Financing[1]	20
X-energy Equity Rollover	1,697
Total Sources	**$2,305**

Uses	
X-energy Equity Rollover	$1,697
Cash to Balance Sheet	515
Estimated Transaction Fees	93
Total Uses	**$2,305**

Illustrative Pro-forma Valuation	
Transaction Share Price	$10.00
Pro-forma Shares Outstanding	232
Equity Value	**$2,321**
(-) Pro-forma Net Cash[4]	(442)
(+) Preferred Equity[1]	20
Enterprise Value	**$1,899**

Illustrative Pro-forma Ownership (%) at Closing[5,6]


Ares[7]
4%
Series C-2
4%
SPAC Existing
Shareholders
20%
Rollover Equity
72%

Note: Ares Acquisition Corporation ("AAC"), Ares Management Corporation ("Ares Management") and its affiliates and/or investment vehicles are collectively referred to herein as "Ares"

1) *Assumes minimum PIPE Commitment given proceeds from Cash-in-Trust, PIPE and Series C-2 Financing greater than $400 million. For proceeds less than $400 million, X-energy receives PIPE commitment from Ares Management up to $45 million*
2) *Based on the Cash-in-Trust as of March 31, 2023. Illustrative, as if no AAC shareholders exercise their redemption rights to receive cash from the trust account at closing*
3) *Investors in the Series C-2 Financing will receive consideration in the SPAC merger on terms that are 10% more favorable than those on which potential investors may invest and any such discount and PIK interest expense associated with the C-2 will be absorbed by existing X-energy equity holders*
4) *Calculated using $30 million of existing debt and $54 million of existing cash as of March 31, 2023, per unaudited financials, and $418 million net cash from the SPAC transaction*
5) *Per the executed Business Combination Agreement, between AAC and X-energy, AAC's sponsor, Ares Acquisition Holdings LP ("Sponsor"), will forfeit a portion of its promote shares in the event of shareholder redemptions*
6) *Assumes $10 share price, excludes impact of warrants, earn-outs and high-vote shares to be held by certain rollover equity holders, which will entitle such holders to 10 votes per share*
7) *Includes Ares Management's shares purchased and committed in the Series C-2 Financing (upon conversion) and Sponsor's Promote shares*

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© 2023 X-Energy Reactor Company, LLC, all rights reserved
41

Selected Publicly Traded Companies Small Modular Reactors Nuclear Services / Equipment Energy Transition Note: Selected Publicly Traded Companies information provided for illustrative purposes only. The Selected Publicly Traded Companies included in this presentation operate in different segments and industries and the projected financial performance and growth are not necessarily indicative of X-energy’s performance or growth. © 2023 X-Energy Reactor Company, LLC, all rights reserved 42

Selected Publicly Traded Companies – Operational Statistics SMR Nuclear Services / Equipment Energy Transition ’24E-’26E ’22A-’24E Median: 6% ’22A-’24E Median: 28% 169% 56% 36% 28% 27% 6% 6% 4% 9% SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 21% 2024E Median: 33% 34% 33% 24% (1) 21% 21% 18% 16% N.M N.M. Source: Public company filings and broker estimates from CapitalIQ as of 6/1/2023 Note: Metric noted as “N.M.” when metric not available; Information presented includes forecasts and other forward-looking information based on reports, industry publications and other third-party sources and may be incomplete or inaccurate; Actual results may vary 1) Per broker estimates; NuScale’s management estimated a higher EBITDA margin of 23% based on cash EBITDA metric disclosed in the April 2022 Investor Presentation; “Cash EBITDA” reflects net income before Median interest, tax, depreciation and amortization, plus (or minus) any increases (or decreases) in deferred revenue and any decreases (or increases) in work in progress during the year; Work in progress represents the raw materials, labor, and overhead allocated to partially completed power modules © 2023 X-Energy Reactor Company, LLC, all rights reserved 43 REVENUE CAGR EBITDA MARGIN

Selected Publicly Traded Companies SMR Nuclear Services / Equipment Energy Transition 2025E 2023E Median: 2.9x 2023E Median: 5.7x 9.5x 8.2x 5.7x 5.5x 3.9x 3.2x 2.9x 2.7x 1.6x SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 2.8x 2024E Median: 5.3x 7.7x 6.6x 5.3x 3.5x 3.2x 3.0x 2.8x 1.4x 1.0x Median Source: Public company filings and broker estimates from CapitalIQ as of 6/1/2023 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available © 2023 X-Energy Reactor Company, LLC, all rights reserved 44 TEV / REVENUE

Selected Publicly Traded Companies (Cont’d) SMR Nuclear Services / Equipment Energy Transition 2025E 2023E Median: 13.9x 2023E Median: 25.3x 34.1x 25.3x 19.0x 14.8x 13.9x 10.8x N.M N.M. N.M. SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 12.5x 2024E Median: 19.2x 23.6x 19.2x 15.5x 13.6x 12.5x 6.2x 7.6x N.M N.M. Median Source: Public company filings and broker estimates from CapitalIQ as of 6/1/2023 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available © 2023 X-Energy Reactor Company, LLC, all rights reserved 45 TEV / EBITDA

Appendix © 2023 X-Energy Reactor Company, LLC, all rights reserved 46

Glossary

Term/Abbreviation	Meaning
Baseload Power	The minimum amount of electric power delivered or required over a given period of time at a steady rate.
Baseload Power Source	Base load power sources are the plants that operate continuously to meet the minimum level of power demand 24/7.
Brownfield site	A brownfield site is any previously developed land that is not currently in use.
Capacity Factor	The measure of actual energy produced versus the maximum that could be produced at full output for the same period.
COD	Commercial operations date.
DOE (Department of Energy)	The Department of Energy administers aspects of the country's energy policy. The Department of Energy also funds scientific research in the field.
Category II	Category II facilities are licensed to possess special nuclear material of moderate strategic significance. These facilities include HALEU fuel cycle facilities, some non-power reactors and some medical isotope facilities.
EPZ (Emergency Planning Zone)	A zone around a nuclear power plant in which emergency protective action plans are designed to avoid or reduce radiation doses from inhaling radioactive particles.
FOAK (First of a Kind)	Used in engineering economics where the first item or generation of items using a new technology or design can cost significantly more than later items or generations.
Generation IV Advanced Nuclear Technologies	A broad class of nuclear reactors and other technologies that are non-light water based technologies that have been designed in order to remedy weaknesses associated with traditional light water reactor designs.
HALEU (High-Assay Low-Enriched Uranium)	Uranium that has been enriched to between 5% and 20%.
Intermittence	Inability of an energy source to deliver a steady supply of electricity. For example, solar power stops at night and wind power stops when there is not enough wind.
IRA (Inflation Reduction Act of 2022)	The Inflation Reduction Act of 2022 is the FY2022 reconciliation bill, which sets out to reduce the national deficit, address climate change, invest in clean energy, lower the cost of health insurance and prescription drugs, and reform and enforce the tax code.
KWh (Kilowatt Hour)	One kilowatt of power for one hour.
Load Following	A power plant that is able to adjust its power output on demand in order to follow changes in electric grid demand throughout the day.
MWe (Megawatt electric)	A megawatt electric is one million watts of electricity generation capacity.
NOAK (Nth of a kind)	Later example of new technology or design that typically costs significantly less than previous examples.
NRC (Nuclear Regulatory Commission)	An independent agency of the United States government tasked with protecting public health and safety by regulating civilian uses of nuclear materials, including for nuclear energy.

© 2023 X-Energy Reactor Company, LLC, all rights reserved
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Risk Factors 1) Our business requires substantial investment. At the time of the Business Combination, the aggregate capital raised from the Series C-2 Financing and PIPE Financing will be sufficient to satisfy the minimum cash condition for the transaction; however, the commitments will not be sufficient to finance the total capital required for the business plan. To the extent we have significant redemptions in connection with this proposed business combination or are unable to raise the level of capital we contemplate as part of the proposed business combination, we will be required to make significant adjustments to our business plans in light of our available capital resources. For example, we will have to reduce future costs, which could materially impact our business plan, including potentially requiring us to defer or limit the size of our TRISO-X fuel fabrication facility and/or defer or rely on others for our Helium Test Facility, or not pursue some of our other strategic objectives and/or limit the resources available to further develop our design, sales and manufacturing efforts. 2) Our corporate expenditures, including our corporate level outspend, are subject to numerous risks and uncertainties, including rising costs and other impacts of inflation, evolving regulatory requirements, raw material availability, global conflicts, global supply chain challenges and component manufacturing and testing uncertainties, among other factors. Accordingly, it is possible that our overall expenses and related outspend could be higher than the levels we currently estimate, and any increases could have a material adverse affect on our business, financial condition and results of operations. 3) We may experience a disproportionately higher impact from inflation and rising costs. Although the impact of material cost, labor, or other inflationary or economically driven factors will impact the entire nuclear and energy transition industry (including renewable sources of electricity, like solar and wind), the relative impact will not be the same across the industry, and the particular effects within the industry will depend on a number of factors, including material use, technology, design, structure of supply agreements, project management and others, which could result in significant changes to the competitiveness of our technology and our ability to sell Xe-100 reactors, which could have a material adverse effect on our business, financial condition and results of operations. 4) In order to fulfill our business plan, we will require additional funding. To the extent we require such additional investor funding in the future, such funding may be dilutive to our investors and no assurances can be provided as to terms of any such funding. Any such funding and the associated terms will be highly dependent upon market conditions and the progress of our business at the time we seek such funding. The terms of any financing that we pursue may be less favorable than previously anticipated and could become less favorable depending on the amount of funds we may require. 5) If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed. 6) We have not yet delivered the Xe-100 or any other SMR to customers and have not achieved final investment decisions for the purchase or deployment of any of our reactors, and we do not carry insurance coverage, have performance guarantees fully backstopping the risks associated with the Xe-100 or all of its components. Other than contractual protections provided by our vendors for certain components and systems, we have not employed other risk sharing structure to mitigate the risk associated with the delivery and performance of any of our reactors. Any delays or setbacks we may experience during our first commercial delivery planned for 2029 and other demonstration and commercial missions or failure to obtain final investment decisions could have a material adverse effect on our business prospects, financial condition, results of operation and cash flows and could harm our reputation. 7) We will depend on pre-sales revenue to fund our demonstration, corporate growth and commercial development. Any delays in the development and manufacture of our SMRs and related technology may adversely impact our business and financial condition. 8) The amount of time and funding needed to bring our nuclear fuel to market at scale may significantly exceed our expectations. Any material change to these assumptions or expectations, or any material overruns or other unexpected increase in costs or delays, could have a material adverse effect on our expected revenues, gross margins and on the other information included in the Illustrated Unit Economics or our ability to develop and market other coated particle fuels. 9) We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. Continued full funding of and any upward adjustments to funding available under the ARDP are subject to future government appropriations and continued political support. As of March 31, 2023, the U.S. government has awarded $1.2bn of funding under the ARDP. While this amount is expected to cover our ARDP costs for multiple years, due to cost increases resulting from inflationary pressures and other factors, we will need the amounts to be meaningfully increased. The termination of, or failure to fully fund, the ARDP, or our failure to timely secure upward adjustments in the ARDP funding to cover actual costs could have a material adverse impact on our business prospects, financial condition, results of operations and cash flows and may result in a more limited ARDP fuel facility development, changes to project development timelines, or other commercial changes to the ARDP project. Further, our inability to timely secure increases to our ARDP funding could harm our relationship with our partner and materially and adversely affect our business prospects. 10) Our partnership with Dow for the installation of the Xe-100 at one of Dow’s U.S. Gulf Coast sites under the ARDP program involves counterparty risk. Our joint development agreement with Dow provides for certain engineering services, site selection, joint NRC licensing, technology use and further ARDP-related work that is funded by Dow and is subject to the DOE’s and Dow’s ongoing support and approval. We can offer no assurances as to how Dow will respond to program cost increases or schedule delays, and such response, including a change in the nature of our relationship with Dow or its project timeline, funding and cost estimates, or willingness to participate as a sub-awardee under the ARDP, could result in a materially adverse outcome to our business prospects. 11) We and our customers operate in a politically sensitive environment, and the public perception of nuclear energy can affect our customers and us. 12) Accidents involving nuclear power facilities, including but not limited to events similar to any of the Three Mile Island, Chernobyl or Fukushima Daiichi nuclear accidents, or terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, our customers and the markets in which we operate and potentially decrease demand for nuclear energy or facilities, increase regulatory requirements and costs or result in liabilities or claims that could materially and adversely affect our business. 13) The market for SMRs generating electric power and high-temperature heat is not yet established and may not achieve the growth potential we expect, may grow more slowly than expected. 14) There is limited operating experience for reactors of this type, configuration and scale, which may result in greater than expected construction and material costs, maintenance requirements, operating expense or delivery timing. 15) Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share. 16) We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized, still under design, are being designed for first-of-a-kind or sole use in the Xe-100 and Xe-Mobile. We and our third-party vendors may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms or at expected cost. 17) Our cost estimates are highly sensitive to broader economic factors, and our ability to control or manage our costs may be limited. Capital and operating costs for the deployment of a first-of-a-kind reactor such as the Xe-100 are difficult to project, inherently variable and are subject to significant change based on a variety of factors including site specific factors, customer off-take requirements, regulatory oversight, operating agreements, supply chain availability, inflation and other factors. Opportunities for cost reductions with subsequent deployments are similarly uncertain. To the extent cost reductions are not achieved within the expected timeframe or magnitude, the Xe-100 may not be cost competitive with alternative technologies, which could materially and adversely affect our expected revenues, gross margins and on the other information included in the Illustrated Unit Economics. 18) The Xe-100 and Xe-Mobile designs have not yet been approved or licensed for use at any site by the NRC or the Canadian Nuclear Safety Commission, and approval or licensing of these designs is not guaranteed. 19) Even if the Xe-100 and Xe-Mobile are licensed in the United States and Canada, we must still obtain approvals on a country-by-country basis to deploy these reactor technologies, which approvals may be delayed or denied or which may require modification to our design. 20) The cost of electricity generated from nuclear sources may not be cost competitive with other electricity generation sources in some markets, which could materially and adversely affect our business. 21) Changes in the availability and cost of electricity, natural gas and other forms of energy are subject to volatile market conditions that could adversely affect our business. 22) We are part of the nuclear power industry, which is highly regulated. Our fuel designs differ from fuels currently licensed and used by commercial nuclear power plants, and our SMR designs similarly differ from reactors currently in operation, including with respect to potential industrial uses. As a result, the regulatory licensing and approval process for our nuclear power plants and others that operate with our nuclear fuels may be delayed and made more costly, and industry acceptance of our nuclear fuels may be hampered. 23) The operations of our planned TF3 in Tennessee, and any future facilities, will be highly regulated by the U.S. federal and state-level governmental authorities, including the NRC as well as the State of Tennessee and the other state jurisdictions in which we may establish operations. Our operations could be significantly impacted by changes in government policies and priorities. 24) Operating a nuclear reactor in an industrial application has additional risks and costs compared to conventional electric power applications. Such a deployment will require additional overhead associated with the licensing process, configuration control of the plant, minimum operating staff, training, security infrastructure, radiation protection, government reporting, and nuclear insurance, all of which may be cost prohibitive or require separate operating agreements to provide the nuclear overhead without disrupting industrial processes. 25) We must obtain governmental licenses to possess and use radioactive materials, including isotopes of uranium, in our TF3 operations. Failure to obtain or maintain, or delays in obtaining, such licenses could impact our ability to fabricate TRISO-X fuel for our customers, who will be initially reliant on us for TRISO- X fuel, and have a material adverse effect on our business, financial condition and results of operation. 26) We must complete nuclear grade material qualifications and obtain regulatory approvals for the use of various materials in our TRISO-X fuel and our reactor designs. This includes long lead time irradiation testing and analysis, which may require redesign or use of alternative suppliers if results are unsatisfactory. Further, certain key nuclear grade materials and components, such as graphite, are only produced in limited quantity and predominantly outside of the United States. Cultivating expanded foreign or domestic U.S. supply chain manufacturing capacity for key materials and components depends on cooperation from government and supply chain partners that may result in shortages and delays if not accomplished within assumed timelines or costs. These key materials and components may also be particularly vulnerable to inflationary pressures and cost increases. 27) Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence. 28) If we are unable to access high-assay low-enriched uranium (“HALEU”), our ability to manufacture TRISO-X fuel will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. Historically, Russia has been a significant global supplier of HALEU, but due to the ongoing war in Ukraine and associated U.S. sanctions, we are highly dependent on the U.S. government for access to HALEU. 29) We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations. 30) Our business is subject to the policies, priorities, regulations, mandates and funding levels of multiple governmental entities and may be negatively or positively impacted by any change thereto. © 2023 X-Energy Reactor Company, LLC, all rights reserved 48

Endnotes Infrastructure Investing Accolades Note: There may be other award categories for which Ares, its funds or its portfolio companies were considered but did not receive awards. The awards noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance. All investments involve risk, including loss of principal. 1) Infrastructure Investors selected Ares Infrastructure Opportunities for Private Lender of the Year – Global, Renewables Investors of the Year – North America, Renewables Deal of the Year – Global (Apex Clean Energy) for the year 2021. Ares received the awards represented by survey participants that voted independently. In addition, survey participants could nominate another firm not listed in the category. Infrastructure Investors is a publication that covers the flow of private capital into infrastructure projects around the world, as published by PEI, which is a group focused exclusively on private equity, private debt, private real estate and infrastructure and agri-investing. Ares was selected as the winner of the aforementioned awards through a selection process by those persons choosing to vote in each category, which may include firms that submitted for awards, but which are not allowed to vote for themselves. Ares did submit for these categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. 2) Power Finance & Risk (PFR) selected Ares Infrastructure Opportunities for Private Equity Sponsor of the Year, and Credit Fund Manager of the Year for the year 2020. Ares received the awards represented by survey participants that voted independently. PFR provides news, analysis, proprietary data and perspectives on financing and M&A in the power and utilities industries and alternative energy firms, covering the Americas. Ares was selected as the winner of the aforementioned awards through a selection process by unprecedented judging panel comprising 45 senior market participants from across project development, banking, law and investing. The PFR editorial team combined the feedback obtained in these interviews with PFR’s own reporting and data to determine the final winners. Ares did submit for categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. IRA Potential Value Creation Assumptions 1) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero, electricity must be produced in the U.S. and sold to “unrelated persons,” facility meets U.S. Labor Department prevailing wage and apprenticeship standards § Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 § The prevailing wage and apprenticeship standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 2) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero and facility meets U.S. Labor Department prevailing wage and apprenticeship standards. Credits are subject to recapture if eligibility requirements are not maintained or if the facility is sold § Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 § The prevailing wage and apprenticeship standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 3) 8,760 hours in a non-leap year times 1,000 kW per MW 4) Shown in 2022 dollars. Tax credit will step-up annually with inflation. No inflation shown above 5) X-energy assumption not explicitly included in IRA; similar provisions have been included in prior renewables tax credit programs © 2023 X-Energy Reactor Company, LLC, all rights reserved 49